# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Laird Superfood, Inc., CIK 0001650696
CUSIP: 50736T102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 5303 Spine Road, Suite 204, Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 04/21/2026
Filed by CIK 0001963997
Persons authorized to receive notices and communications: Bjorn Sperber, 11111 Santa Monica Blvd, Ste 350, Los Angeles, California (CA), 90025, (424) 330-8820

## Reporting persons
- Gateway Superfood NSSIII Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 12,324,930; sole dispositive power 0; shared dispositive power 12,324,930; aggregate amount beneficially owned 12,324,930 (53% of the class)
  Comment: Row 13: Based on an aggregate 23,250,148 shares of Common Stock (as defined in Item 4 below) consisting of (i) 12,324,930 shares of Common Stock issuable upon the conversion of the Preferred Stock (as defined in Item 4 below) reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation of the Preferred Stock (the "Certificate of Designation") and (ii) 10,925,218 shares of Common Stock outstanding as of March 23, 2026 as reported by the Issuer in the Form 10-K filed on March 30, 2026.
- Gateway Superfood NSSIV Investment, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 18,487,395; sole dispositive power 0; shared dispositive power 18,487,395; aggregate amount beneficially owned 18,487,395 (62.9% of the class)
  Comment: Row 13: Based on an aggregate 29,412,613 shares of Common Stock consisting of (i) 18,487,395 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,925,218 shares of Common Stock outstanding as of March 23, 2026 as reported by the Issuer in the Form 10-K filed on March 30, 2026.
- Nexus Special Situations III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,324,930; sole dispositive power 0; shared dispositive power 12,324,930; aggregate amount beneficially owned 12,324,930 (53% of the class)
  Comment: Row 13: Based on an aggregate 23,250,148 shares of Common Stock consisting of (i) 12,324,930 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,925,218 shares of Common Stock outstanding as of March 23, 2026 as reported by the Issuer in the Form 10-K filed on March 30, 2026.
- Nexus Special Situations IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,487,395; sole dispositive power 0; shared dispositive power 18,487,395; aggregate amount beneficially owned 18,487,395 (62.9% of the class)
  Comment: Row 13: Based on an aggregate 29,412,613 shares of Common Stock consisting of (i) 18,487,395 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,925,218 shares of Common Stock outstanding as of March 23, 2026 as reported by the Issuer in the Form 10-K filed on March 30, 2026.
- Nexus Special Situations GP III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,324,930; sole dispositive power 0; shared dispositive power 12,324,930; aggregate amount beneficially owned 12,324,930 (53% of the class)
  Comment: Row 13: Based on an aggregate 23,250,148 shares of Common Stock consisting of (i) 12,324,930 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,925,218 shares of Common Stock outstanding as of March 23, 2026 as reported by the Issuer in the Form 10-K filed on March 30, 2026.
- Nexus Special Situations GP IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,487,395; sole dispositive power 0; shared dispositive power 18,487,395; aggregate amount beneficially owned 18,487,395 (62.9% of the class)
  Comment: Row 13: Based on an aggregate 29,412,613 shares of Common Stock consisting of (i) 18,487,395 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,925,218 shares of Common Stock outstanding as of March 23, 2026 as reported by the Issuer in the Form 10-K filed on March 30, 2026.
- Nexus Partners III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,324,930; sole dispositive power 0; shared dispositive power 12,324,930; aggregate amount beneficially owned 12,324,930 (53% of the class)
  Comment: Row 13: Based on an aggregate 23,250,148 shares of Common Stock consisting of (i) 12,324,930 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,925,218 shares of Common Stock outstanding as of March 23, 2026 as reported by the Issuer in the Form 10-K filed on March 30, 2026.
- Nexus Partners IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 18,487,395; sole dispositive power 0; shared dispositive power 18,487,395; aggregate amount beneficially owned 18,487,395 (62.9% of the class)
  Comment: Row 13: Based on an aggregate 29,412,613 shares of Common Stock consisting of (i) 18,487,395 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,925,218 shares of Common Stock outstanding as of March 23, 2026 as reported by the Issuer in the Form 10-K filed on March 30, 2026.
- Nexus Capital Management LP (CIK 0001963997): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 30,812,325; sole dispositive power 0; shared dispositive power 30,812,325; aggregate amount beneficially owned 30,812,325 (73.8% of the class)
  Comment: Row 13: Based on an aggregate 41,737,543 shares of Common Stock consisting of (i) 30,812,325 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,925,218 shares of Common Stock outstanding as of March 23, 2026 as reported by the Issuer in the Form 10-K filed on March 30, 2026.
- Michael Cohen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 30,812,325; sole dispositive power 0; shared dispositive power 30,812,325; aggregate amount beneficially owned 30,812,325 (73.8% of the class)
  Comment: Row 13: Based on an aggregate 41,737,543 shares of Common Stock consisting of (i) 30,812,325 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,925,218 shares of Common Stock outstanding as of March 23, 2026 as reported by the Issuer in the Form 10-K filed on March 30, 2026.
- Damian Giangiacomo: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 30,812,325; sole dispositive power 0; shared dispositive power 30,812,325; aggregate amount beneficially owned 30,812,325 (73.8% of the class)
  Comment: Row 13: Based on an aggregate 41,737,543 shares of Common Stock consisting of (i) 30,812,325 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,925,218 shares of Common Stock outstanding as of March 23, 2026 as reported by the Issuer in the Form 10-K filed on March 30, 2026.
- Daniel Flesh: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 30,812,325; sole dispositive power 0; shared dispositive power 30,812,325; aggregate amount beneficially owned 30,812,325 (73.8% of the class)
  Comment: Row 13: Based on an aggregate 41,737,543 shares of Common Stock consisting of (i) 30,812,325 shares of Common Stock issuable upon the conversion of the Preferred Stock reported herein, at an initial conversion price of $3.57, subject to the terms and conditions of the Certificate of Designation and (ii) 10,925,218 shares of Common Stock outstanding as of March 23, 2026 as reported by the Issuer in the Form 10-K filed on March 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Laird Superfood, Inc.
Address of issuer's principal executive offices: 5303 Spine Road, Suite 204, Boulder, Colorado (CO), 80301
Comment: This Amendment No. 1 supplements and amends the Schedule 13D relating to shares of the Issuer's common stock, $0.001 par value (the "Common Stock") of Laird Superfood, Inc. (the "Issuer") that was filed with the SEC on March 19, 2026 (the "Amended Statement"). Only those items that are reported are hereby amended; all other items reported in the Amended Statement remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Statement. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Amended Statement is hereby amended and supplemented by adding the following:

Terrasoul Acquisition Agreement

On April 21, 2026 (the "Closing Date"), the Issuer completed its acquisition (the "Terrasoul Acquisition") of all of the issued and outstanding equity interests of Terrasoul Superfoods, LLC ("Terrasoul") from the Seller (as defined herein) pursuant to that certain securities purchase agreement, dated April 21, 2026 (the "Terrasoul Acquisition Agreement"), by and among the Issuer, Terrasoul, Superfoods Seller LLC (the "Seller") and, solely for purposes of Section 8.16 of the Terrasoul Acquisition Agreement, the Guarantors set forth on Schedule 1 thereto.

Pursuant to the Terrasoul Acquisition Agreement, the Issuer acquired from the Seller all of the Company Membership Interests (as defined in the Terrasoul Acquisition Agreement) which constitute all of the issued and outstanding equity interests of Terrasoul, for a purchase price of (i) $48.0 million in cash, subject to customary purchase price adjustments, including adjustments for working capital, cash, debt and transaction expenses and (ii) potential earnout consideration of up to $5.0 million in cash based on the achievement of certain 2026 Contribution Margin (as defined in the Terrasoul Acquisition Agreement) thresholds during the calendar year 2026.

On the Closing Date and concurrently with the closing of the Terrasoul Acquisition, the Issuer completed the issuance and sale of 60,000 shares of Series A Preferred Stock (the "Preferred Stock") to NSSIII and NSSIV at $1,000 per share for an aggregate purchase price of $60.0 million pursuant to that certain investment agreement dated December 21, 2025 (as amended, the "Investment Agreement"), entered into by and among the Issuer, NSSIII and NSSIV. The proceeds from the sale of the Preferred Stock were used to complete the Terrasoul Acquisition.

The foregoing descriptions of the Terrasoul Acquisition Agreement and Investment Agreement are summaries only, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Terrasoul Acquisition Agreement and Investment Agreement, respectively, copies of which are filed herewith as Exhibit 10.1 and Exhibit 10.2, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a). The amounts in Rows 9 and 11 of the cover pages reflect a correction to the number of shares originally reported in the Schedule 13D filed on March 19, 2026. Prior to the Terrasoul Acquisition, NSSIII directly held 20,000 shares of Preferred Stock, convertible into 5,602,241 shares of Common Stock and NSSIV held 30,000 shares of Preferred Stock, convertible into 8,403,361 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
NSSIII directly holds 44,000 shares of Preferred Stock, convertible into 12,324,930 shares of Common Stock. NSSIII is owned by Nexus Special Situations III, L.P. ("Nexus SS III"). Nexus Capital Management LP ("Nexus Capital Management") is the investment manager of Nexus SS III. Nexus Special Situations GP III, L.P. ("Nexus SS GP III") is the general partner of Nexus SS III. Nexus Partners III, LLC ("Nexus Partners III") is the general partner of Nexus SS GP III. Mr. Cohen, Mr. Giangiacomo and Mr. Flesh are the owners of Nexus Capital Management and Nexus Partners III.

NSSIV directly holds 66,000 shares of Preferred Stock, convertible into 18,487,395 shares of Common Stock. NSSIV is owned by Nexus Special Situations IV, L.P. ("Nexus SS IV"). Nexus Capital Management is the investment manager of Nexus SS IV. Nexus Special Situations GP IV, L.P. ("Nexus SS GP IV") is the general partner of Nexus SS IV. Nexus Partners IV, LLC ("Nexus Partners IV") is the general partner of Nexus SS GP IV. Mr. Cohen, Mr. Giangiacomo and Mr. Flesh are the owners of Nexus Capital Management and Nexus Partners IV.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 5(c). Except as otherwise disclosed herein, none of the Reporting Persons has effected any transaction with respect to the Common Stock in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on April 21, 2026).
https://www.sec.gov/Archives/edgar/data/1650696/000143774926012942/ex_948859.htm

Exhibit 10.2 - Investment Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on March 12, 2026).
https://www.sec.gov/Archives/edgar/data/1650696/000143774925038540/ex_901439.htm

## Signatures
- Gateway Superfood NSSIII Investment, LLC: /s/ Michael Cohen, Michael Cohen, President (04/23/2026)
- Gateway Superfood NSSIV Investment, LLC: /s/ Michael Cohen, Michael Cohen, President (04/23/2026)
- Nexus Special Situations III, L.P.: /s/ Michael Cohen, Michael Cohen, Authorized Signatory (04/23/2026)
- Nexus Special Situations IV, L.P.: /s/ Michael Cohen, Michael Cohen, Authorized Signatory (04/23/2026)
- Nexus Special Situations GP III, L.P.: /s/ Michael Cohen, Michael Cohen, Authorized Signatory (04/23/2026)
- Nexus Special Situations GP IV, L.P.: /s/ Michael Cohen, Michael Cohen, Authorized Signatory (04/23/2026)
- Nexus Partners III, LLC: /s/ Michael Cohen, Michael Cohen, Manager (04/23/2026)
- Nexus Partners IV, LLC: /s/ Michael Cohen, Michael Cohen, Manager (04/23/2026)
- Nexus Capital Management LP: /s/ Michael Cohen, Michael Cohen, Authorized Signatory (04/23/2026)
- Michael Cohen: /s/ Michael Cohen, Michael Cohen (04/23/2026)
- Damian Giangiacomo: /s/ Damian Giangiacomo, Damian Giangiacomo (04/23/2026)
- Daniel Flesh: /s/ Daniel Flesh, Daniel Flesh (04/23/2026)